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                                                                    EXHIBIT 99.1


                  ALTAREX ANNOUNCES PRIVATE PLACEMENT OFFERING

EDMONTON, ALBERTA--ALTAREX CORP. (TSX:AXO, OTC:ALXFF) )("AltaRex" or the "Company") is pleased to announce that it has engaged Acumen Capital Finance Partners Limited ("Acumen") to act as agent for a private placement of up to 4,000,000 million AltaRex units (the "Unit") at a price of $0.34 per Unit resulting in gross proceeds to AltaRex of up to $1,360,000. In addition, Acumen will have the option until the closing date to increase the issue by an additional 2,000,000 Units, for up to an additional $680,000 in gross proceeds.

Each Unit consists of one AltaRex common share and one AltaRex common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one AltaRex common share upon payment of $0.50 per share for a period of 12 months following the closing date. In the event the AltaRex common share trading price on the TSX Exchange averages $0.60 or higher over 20 consecutive trading days after the expiration of the hold period, warrant holders shall be required to exercise their warrants within a 21 day period.

The net proceeds from the offering will be used for general corporate purposes. The offering is expected to close on or about October 16, 2003.

AltaRex is focused on the research, development and commercialization of foreign antibodies that modulate the immune system for the treatment of certain cancers and other diseases where there exists an unmet medical need.

Additional information about AltaRex can be found on its website at www.altarex.com.